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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/03/07: Important Resolutions from 13th term 18th Board Meeting

99.2                 Announcement on 2018/03/07: Board Meeting Resolution on dividend distribution

99.3                 Announcement on 2018/03/07: Announcing termination of private equity offering which was approved by 2017 shareholders' meeting

99.4                 Announcement on 2018/03/07: UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.5                 Announcement on 2018/03/07: The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

99.6                 Announcement on 2018/03/07: The board meeting approved capital budget execution

99.7                 Announcement on 2018/03/07: UMC's donation to UMC Science and Culture Foundation

99.8                 Announcement on 2018/03/07: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.9                 Announcement on 2018/03/07: Announcement to change Chartered Public Accountant due to the internal reorganization of the CPA firm

99.10               Announcement on 2018/03/07: Board's Resolution of share repurchase program

Exhibit 99.1

Important Resolutions from 13th term 18th Board Meeting

1. Date of occurrence of the event: 2018/03/07

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A.

5. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved the 2017 Business Report and Financial Statements.

The Company's consolidated revenue for 2017 was NT$149,285 million and net income attributable to the stockholders of the parent was NT$9,629 million, with EPS of NT$0.79.

(2) Approved the 2017 employee cash compensation of NT$1,032.3 million and director compensation of NT$11.5 million.

(3) Approved Dividend Distribution.(approximately NT$0.70 per share)

(4) Approved termination of the issuance plan for private placement, which was approved at 2017 Annual General Meeting.

(5) Approved the proposal for private placement based on future operation needs and will propose at the 2018 Annual General Meeting for discussion.

(6) The 2018 Annual General Meeting will be held at 9:00 AM on Tuesday, June 12, 2018 at UMC's Fab8S Conference Hall, located at No. 16, Creation Rd. 1, Hsinchu Science Park.

(7) Approved this round's capital budget execution of NTD 3,571 million towards capacity deployment.

(8) Approved to increase, endorse and guarantee the syndication loan for United Semiconductor (Xiamen) Co., Ltd.; the total amount will be no more than US$152 million.

(9) Approved to change Chartered Public Accountant due to the internal reorganization of the CPA firm.

(10) Approved UMC's donation of NTD$12 million, to UMC Science and Culture Foundation.

(11) Approved to release the managerial officer from non-competition restrictions

(12) Approved the Company's 18th share repurchase program of 200,000,000 shares for cancellation.

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

Exhibit 99.2

Board Meeting Resolution on dividend distribution

1. Date of the board of directors’ resolution: 2018/03/07

2. Appropriations of earnings in cash dividends to shareholders (NT$ per share):0.70

3. Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

4. Total amount of cash distributed to shareholders (NT$):8,557,023,101

5. Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6. Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7. Total amount of stock distributed to shareholders (shares):0

8. Any other matters that need to be specified: None

Exhibit 99.3

Announcing termination of private equity offering which was approved by 2017 shareholders' meeting

1. Date of the board of directors’ resolution for the change: 2018/03/07

2. Dates of effective registration of the original plan: 2017/06/08

3. Reason for the change:

(1) The Company's 2017 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company's needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,262,431,871 shares)

(2) According to item 6, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3) The approval will expire on 2018/06/07. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4. Content of each and every successive past changed plan for raising of funds before and after change: Not applicable

5. Anticipated timetable for execution: Not applicable

6. Anticipated completion date: Not applicable

7. Anticipated possible benefits: Not applicable

8. Difference with original anticipated benefits: Not applicable

9. Effect of the current change on shareholder equity: Not applicable

10. Abstract of the original lead underwriter’s appraisal opinion: Not applicable

11. Any other matters that need to be specified: None

Exhibit 99.4

UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1. Date of the board of directors’ resolution: 2018/03/07

2. Types of the private placement: common shares, ADR/GDR, or CB/ECB

3. Buyers of the private placement and their relationships with the company: Strategic investors; None

4. Number of shares or bonds privately placed: No more than 1,262,431,871 shares

5. Total monetary amount of the private placement: No more than 1,262,431,871 shares

6. The pricing basis of private placement and its reasonableness: The price determination shall also follow regulations from government authorities.  Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7. Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.

8. Reasons for conducting non-public offerings: Considering the capital market status, effectiveness, feasibility, costs to raise capital, introducing strategic investors into the company, and the no-trading period of 3 years, it is better to maintain the long term relationship with strategic partners by such security issuance of private placement.  So the Company proposed to raise capital through private placement, rather than public offering.

9. Objections or qualified opinions from independent Board of Directors: None

10. Date of pricing: To be determined by the Board after authorization from AGM.

11. Recommended price: The price of privately placed common shares shall be set by no less than the reference price.

The reference price shall be the higher of the following two calculations:

(a) The simple average closing price of the common shares of the company for either the one, three, or five business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends or capital reduction.

(b) The simple average closing price of the common shares of the company for the thirty business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends, or capital reduction.

The issuance price of convertible corporate bonds shall be set by no less than theoretical price. The theoretical price shall be calculated based on selected pricing model shall encompass, and include the concurrent consideration of, the various rights included in the terms of issuance.

The determination of pricing date, actual reference price, theoretical price and issuance price will be authorized to the Board considering the regulations foresaid, market status, environment conditions and the specific parties.

12. Shares price, conversion or subscription price: To be determined by the Board after authorization from AGM.

13. Rights and obligations of the new private placement shares: Besides the transfer limitation ruled by Article 43-8, Securities and Exchange Act, the rights and obligations are the same as what of common shares.

14. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: No more than 10% of total share issued.

16. Possible influence of change in shareholding, if conversion or subscription rights are fully attached: NA

17. Countermeasures of the aforesaid estimate change in shareholding: N/A

18. Any other matters that need to be specified: The issuance plan for this private placement for either common shares, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc. and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any.

To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.5

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting

1. Date of the board of directors’ resolution: 2018/03/07

2. Date for convening the shareholders' meeting: 2018/06/12

3. Location for convening the shareholders' meeting: UMC's Fab8S Conference Hall (No. 16, Creation Rd. 1, Hsinchu Science Park)

4. Cause or subjects for convening the meeting

(1) Report Items:

1. 2017 business report

2. Audit Committee's report of 2017 audited financial reports

3. 2017 distributable compensation for employees and directors

4. The status of private placement

5. The issuance of the corporate bonds

6. The Company's subsidiary Nexpower Technology Corp. provided the endorsement guarantee to its subsidiary SocialNex Italia 1 s.r.l. in which the guarantee amount has exceeded its limit, and to update the status of the ratification plan.

7. The status of the 18th share repurchase program

5. Cause or subjects for convening the meeting

(2) Matters for Ratification:

1. The Company's 2017 business report and financial statements

2. The Company's 2017 earnings distribution

6. Cause or subjects for convening the meeting

(3) Matters for Discussion:

1. To amend the Company's Articles of Incorporation

2. To propose the issuance plan of private placement for common shares, ADR/GDR or CB/ECB, including secured or unsecured corporate bonds. The amount of shares issued or convertible is proposed to be no more than 10% of registered capital.

3. To release the newly elected directors from non-competition restrictions.

7. Cause or subjects for convening the meeting

(4) Elections: To elect the Company’s 14th term of Directors

8. Cause or subjects for convening the meeting

(5) Other Proposals: None

9. Cause or subjects for convening the meeting

(6) Extemporary Motions: None

10. Book closure starting date: 2018/04/14

11. Book closure ending date: 2018/06/12

12. Any other matters that need to be specified: None

Exhibit 99.6

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2018/03/07

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 3,571 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.7

UMC's donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2018/03/07

2. The reason for the donation: For the promotion of culture education

3. The total amount of the donation: NT$12 million

4. Counterparty to the donation: UMC Science and Culture Foundation

5. Relationship to the Company: A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of the independent director that expressed objection or reservation: None

7. Contents of the objection or reservation: None

8. Any other matters that need to be specified: None

Exhibit 99.8

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2018/03/07

2. Name and title of the managerial officer with permission to engage in competitive conduct:

(1) Stan Hung, Chairman & Chief Strategy Officer

(2) SC Chien, President

(3) Jason Wang, President

3. Items of competitive conduct in which the officer is permitted to engage:

(1) Stan Hung, Chairman & Chief Strategy Officer

To act as the Chief Strategy Officer of Faraday Technology Corporation

(2) SC Chien, president

To act as the director of Wavetek Microelectronics Corporation

(3) Jason Wang, president

To act as the director of Wavetek Microelectronics Corporation

4. Period of permission to engage in the competitive conduct: Employment period

5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): Approved.

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter "not applicable" below): Not applicable

7. Company name of the mainland China area enterprise and the officer's position in the enterprise: Not applicable

8. Address of the mainland China area enterprise: Not applicable

9. Business items of the mainland China area enterprise: Not applicable

10. Degree of effect on the Company's finances and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer's investment and the officer's shareholding ratio: Not applicable

12. Any other matters that need to be specified: None

Exhibit 99.9

Announcement to change Chartered Public Accountant due to the internal reorganization of the CPA firm

1. Date of the board of directors’ resolution (Date of occurrence of the event): 2018/03/07

2. Name of the original accounting firm: ERNST & YOUNG

3. Name of the original CPA 1: Kuo, Shao-Pin

4. Name of the original CPA 2: Chiu, Wan-Ju

5. Name of the new accounting firm: ERNST & YOUNG

6. Name of the new CPA 1: Chiu, Wan-Ju

7. Name of the new CPA 2: Hsu, Hsin-min

8. Reason for the replacement: The internal reorganization.

9. Specify that whether the company or the original CPA decided to terminate or discontinue the engagement: NA

10. Date of the company notify or receive from the CPA about the termination: 2017/12/18

11. Was there adjustments or suggestions on major internal control improvement matters in filed or in-preparation financial report of the latest 2 fiscal years: None

12. Was there any divergence in opinion between the Company and the original CPA concerning above adjustments or suggestions? (If so, please specify.): None

13. Whether the company consult the new CPA regarding the adjustments and suggestions and probable opinion before official engagement? (If so, please specify.): NA

14. Whether the original CPA was authorized to fully response to the reasonable inquiries (including divergent opinion on above matters) from the new CPA: NA

15. Any other matters that need to be specified: None

Exhibit 99.10

Board's Resolution of share repurchase program

1. Date of the board of directors’ resolution: 2018/03/07

2. Purpose of the share repurchase: for cancellation

3. Type of shares to be repurchased: Common shares

4. Ceiling on total monetary amount of the share repurchase: NTD$86,369,480thousand.

5. Scheduled period for the repurchase: 2018/03/08~2018/05/07

6. Number of shares to be repurchased: A maximum of 200,000,000 shares.

7. Repurchase price range: NTD$9.85 to NTD$21.30 per share.

8. Method for the repurchase: Purchased directly from the open market.

9. Ratio of the shares to be repurchased to total issued shares of the Company: 1.58%

10. Number of the Company’s own shares held at the time of reporting: 400,000,000 shares

11. Status of repurchases within three years prior to the time of reporting:

400,000,000 shares had been repurchased from 2015/07/31 to 2016/06/13.

12. Status of repurchases that have been reported but not yet completed: None.

13. Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 18th share repurchase program and the declaration of capital maintenance.

(1) To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the repurchase: for cancellation

b. Buyback period: 2018/03/08~2018/05/07.

c. Number of shares to be repurchased: A maximum of 200,000,000 shares.

d. Repurchase price range: NTD$9.85 to NTD$21.30 per share, if the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The declaration of capital maintenance.

(2) It is proposed to authorize chairman or person assigned by chairman to represent the Company to handle the amendment according to governmental direction.

Resolution: Approved.

14. The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

15. The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16. Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 1.58% of UMC's outstanding shares, and the maximum amount for repurchase program is 3.42% of UMC's total current assets. The Board of Directors states that UMC's financial status had been considered hereby and UMC's capital maintenance will not be affected by the repurchase program.

17. Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:

The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC's financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.

18. Other particular specified by the Securities and Futures Bureau: None.